UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Critical Metals Corp.

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G2662B103

(CUSIP Number)

Jason A. Rocha

White & Case LLP

609 Main Street

Suite 2900

Houston, TX 77002

(713) 496-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G2662B103

1.	NAME OF REPORTING PERSON European Lithium Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,416,641 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,416,641 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,416,641 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The aggregate amount of ordinary shares, $0.001 par value per share of the Issuer (the “Ordinary Shares”), beneficially owned by the Reporting Person is comprised of 66,416,641 Ordinary Shares acquired from the Issuer on February 27, 2024 in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023, and November 17, 2023 (the “Merger Agreement”), by and among the Issuer, the Reporting Person, Sizzle Acquisition Corp., a Delaware corporation, European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands (“ELAT”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer, as more fully described in the Issuer’s Registration Statement on Form F-4 that was declared effective on December 27, 2023 and as supplemented on February 15, 2024 (the “Business Combination”), less shares transferred by the Reporting Person pursuant to the Purchase Agreement (as defined below).

(2)	Percent of class calculated based on an aggregate of 89,389,621 Ordinary Shares issued and outstanding as of December 12, 2024.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on March 5, 2024 (as amended by this Amendment No. 1, the “Schedule 13D”), relating the ordinary shares, $0.001 par value per share (“Ordinary Shares”), of Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 1, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings assigned to them in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 3:

Purchase Agreement

On November 21, 2024, the Reporting Person entered into that certain Amended and Restated Heads of Agreement (the “Purchase Agreement”) with Technology Metals PLC (“TM1”), pursuant to which, upon the terms and conditions set forth therein, the Reporting Person agreed to acquire, and TM1 agreed to sell, 100% of the issued share capital of LRH Resources Limited, a wholly-owned subsidiary of TM1, that holds 100% of the rights, title and interest in the Leinster Lithium project in Ireland. In exchange for such acquisition, the Reporting Person agreed to transfer to TM1 Ordinary Shares having an aggregate value of $10 million. On November 25, 2024, the Reporting Person and TM1 consummated the transactions contemplated by the Purchase Agreement and, in connection therewith, the Reporting Person transferred 1,371,742 Ordinary Shares to TM1. In addition, in connection with such transaction, TM1 entered into a lock-up agreement with the Issuer pursuant to which TM1 agreed, among other things, that the Ordinary Shares held by TM1 may not be transferred until February 28, 2025, which is the date one year after the closing of the Business Combination.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 1 to Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 1 to Item 5 and Items 5(a) – (e) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate amount of Ordinary Shares of the Issuer beneficially owned by the Reporting Person is comprised of 66,416,641 Ordinary Shares after giving effect to the transactions contemplated by the Purchase Agreement, which equates to 74.3% of the outstanding Ordinary Shares. See Item 3 above for a description of the Earnout Shares.

The percentage of the class is calculated based on an aggregate of 89,389,621 Ordinary Shares issued and outstanding as of December 12, 2024.

(b)	European Lithium Limited

(1) Sole Voting Power: 66,416,641

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 66,416,641

(4) Shared Dispositive Power: 0

(c) Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Persons has effected any transactions in the Ordinary Shares.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 1 to Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024	EUROPEAN LITHIUM LIMITED (ACN 141 450 624) in accordance with the requirements of section 127 of the Corporations Act 2001 (Cth)

	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman

	By:	/s/ Melissa Chapman
	Name:	Melissa Chapman
	Title:	Company Secretary